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                                  UNITED SATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                      NETWORK HOLDINGS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  64121 V 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 10, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  64121 V 10 1


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Frederick J. Wynne, Sr.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER   2,200,000 shares
   SHARES
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY
    EACH       7.   SOLE DISPOSITIVE POWER  2,200,000 shares
  REPORTING
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,000 shares


--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.0%



--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See Instructions)

     IN

                                  Schedule 13G


Item 1.
         (a)      Name of Issuer: Network Holdings International, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  2701 West Oakland Park Blvd.
                  Suite 305
                  Fort Lauderdale, Florida 33311
Item 2.
         (a)      Name of Person Filing:             Frederick J. Wynne, Sr.

         (b)      Address of Residence:

                  811 William Hilton Parkway
                  Hilton Head Island, South Carolina 29928

         (c)      Citizenship:      United States

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:             64121 V 10 1

Item 3.           Not applicable

Item 4.           Ownership.

         (a)      Amount beneficially owned: 2,200,000 shares

         (b)      Percent of Class: 6.0%

         (c) Number of shares as to which the person has sole power to vote and to dispose of shares: 2,200,000 shares

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  2,200,000 shares were issued to Frederick J. Wynne, in his name, but also on behalf of the below listed individuals, to hold in the name of Frederick J. Wynne pursuant to the agreements attached as an exhibit to this 13G.

                  Joseph J. Carter, II
                  Will Head
                  Richard Krull
                  James L. McMillin
                  Michael Pruett
                  Michael Wilkins

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Not applicable

Item 9.           Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 16, 1999

                                                     /s/ Frederick J. Wynne, Sr.
                                                     ---------------------------
                                     Page 4

                                                                     ATTACHMENT

                                EXHIBIT TO ITEM 6

                                   MEMORANDUM

To:               Jimmy Carter, Jimbo McMillin, Will Head, Mike Wilkins & Dick
                  Kruli

From:             Fred Wynne

Date:             June 8, 1998

Re:               Links Direct Stock

--------------------------------------------------------------------------------


Hopefully in just a few short days we will close on the sale of Links Direct stock to Network Holdings. As part of the sale I will hold your stock in my name until the restriction period ends which should be approximately one year.

As you know I have substantial out of pocket expenses related to the sale of the company and I believe the following is the understanding we are working under for return of the stock to you when it is allowed.

1)       All stock will be held in my name during the restriction period.
2) When the restriction is lifted we will allocate an appropriate number of shares to pay for my out of pocket expenses. I will provide a detail list of all expenses at that time.
3) We will then split the remaining shares according to our respective ownership percentages.

Please keep this for your records.

Thanks.

/s/ Frederick J. Wynne
-----------------------
Frederick J. Wynne

/s/ JoAnn Alatis
-----------------------
Witness
                                     Page 5

                                EXHIBIT TO ITEM 6



                                   MEMORANDUM

To:               Network Holdings International, Inc.

From:             Joseph J. T. Carter, II

Date:             May 29, 1998

Re:               Transfer of Shares

--------------------------------------------------------------------------------


Dear Sirs:

Upon the completion of the purchase of Links Direct, Inc. by you I hereby request that all shares that would be issued to me be issued instead to:

Frederick J. Wynne, Sr.
21 Painted Bunting Road
Hilton Head Island, South Carolina 29928

Thank you in advance for your cooperation.

Sincerely,

/s/ Joseph J. T. Carter, II
---------------------------

                                EXHIBIT TO ITEM 6



                                   MEMORANDUM

To:               Network Holdings International, Inc.

From:             James L. McMillin

Date:             May 29, 1998

Re:               Transfer of Shares

--------------------------------------------------------------------------------


Dear Sirs:

Upon the completion of the purchase of Links Direct, Inc. by you I hereby request that all shares that would be issued to me be issued instead to:

Frederick J. Wynne, Sr.
21 Painted Bunting Road
Hilton Head Island, South Carolina 29928

Thank you in advance for your cooperation.

Sincerely,

/s/ James L. McMillin
---------------------
                                     Page 7

                                EXHIBIT TO ITEM 6



                                   MEMORANDUM

To:               Network Holdings International, Inc.

From:             Will Head

Date:             May 29, 1998

Re:               Transfer of Shares

--------------------------------------------------------------------------------


Dear Sirs:

Upon the completion of the purchase of Links Direct, Inc. by you I hereby request that all shares that would be issued to me be issued instead to:

Frederick J. Wynne, Sr.
21 Painted Bunting Road
Hilton Head Island, South Carolina 29928

Thank you in advance for your cooperation.

Sincerely,

/s/ Will Head
-------------
                                     Page 8

                                EXHIBIT TO ITEM 6



                                   MEMORANDUM

To:               Network Holdings International, Inc.

From:             Mike Wilkins

Date:             May 29, 1998

Re:               Transfer of Shares

--------------------------------------------------------------------------------


Dear Sirs:

Upon the completion of the purchase of Links Direct, Inc. by you I hereby request that all shares that would be issued to me be issued instead to:

Frederick J. Wynne, Sr.
21 Painted Bunting Road
Hilton Head Island, South Carolina 29928

Thank you in advance for your cooperation.

Sincerely,

/s/ Mike Wilkins
----------------
                                     Page 9

                                EXHIBIT TO ITEM 6



                                   MEMORANDUM

To:               Network Holdings International, Inc.

From:             Dick Krull

Date:             May 29, 1998

Re:               Transfer of Shares

--------------------------------------------------------------------------------


Dear Sirs:

Upon the completion of the purchase of Links Direct, Inc. by you I hereby request that all shares that would be issued to me be issued instead to:

Frederick J. Wynne, Sr.
21 Painted Bunting Road
Hilton Head Island, South Carolina 29928

Thank you in advance for your cooperation.

Sincerely,

/s/ Dick Krull
--------------

                                EXHIBIT TO ITEM 6


                                   MEMORANDUM

To:               Network Holdings International, Inc.

From:             Mike Pruett

Date:             May 29, 1998

Re:               Transfer of Shares

--------------------------------------------------------------------------------


Dear Sirs:

Upon the completion of the purchase of Links Direct, Inc. by you I hereby request that all shares that would be issued to me be issued instead to:

Frederick J. Wynne, Sr.
21 Painted Bunting Road
Hilton Head Island, South Carolina 29928

Thank you in advance for your cooperation.

Sincerely,

/s/ Mike Pruett
---------------

                                     Page 11